Exhibit 15

Declaration of Conformity with the German Corporate Governance Code

The Management Board and the Supervisory Board of EPCOS AG have issued, on December 13, 2004, the following Declaration of Conformity with the German Corporate Governance Code:

In the period since our last Declaration of Conformity was issued on December 10, 2003, EPCOS has complied and will continue to comply with the recommendations of the Government Commission on the German Corporate Governance Code (in the version issued May 21, 2003), with the following exceptions:

•	The Supervisory Board will set aside its decision to generally avoid nominating candidates for the Supervisory Board who would exceed the age of 71 at the end of their term of office (Code section 5.4.1, sentence 2) in two cases. At the Annual General Meeting on February 16, 2005, it will propose re-election of Mr. Klaus Ziegler and Dr. Jürgen Heraeus to the Supervisory Board, who will be aged 70 and 68 respectively on that date. The Supervisory Board is convinced that both members with their unique knowledge and experience as well as their sense of service are as eminently qualified as ever to discharge their duties on the Supervisory Board.

•	At the Annual General Meeting on February 16, 2005, the Supervisory Board will propose that Mr. Joachim Reinhart be elected to the Supervisory Board. Mr. Reinhart belongs to the executive management of the Matsushita Group, which is one of our competitors. This situation could give rise to conflicts of interest in isolated issues (Code sections 5.4.1, sentence 2, and 5.4.2). Thanks to many years of experience with this leading Asian manufacturer of electronic equipment and components, Mr. Reinhart possesses expertise that is extremely valuable to EPCOS. Of all our competitors, Matsushita has much closer affinity to EPCOS as co-founder of the joint venture from which EPCOS evolved. Matsushita still holds a 12.5% stake in, and is engaged in technical cooperation with, EPCOS. Any conflicts of interest that might arise for Mr. Reinhart could be avoided if he did not take part in the respective Supervisory Board consultations or abstained from voting on respective decisions.

•	Compensation of the members of the Supervisory Board does not contain any variable component linked to the Company’s performance (Code section 5.4.5, paragraph 2, sentence 1). By keeping compensation separate from business success, every conceivable conflict of interests with the Supervisory Board’s monitoring functions is to be avoided.

•	The directors’ and officers’ liability insurance policies taken out by EPCOS AG for members of the Management Board and Supervisory Board do not provide for any deductibles (Code section 3.8, paragraph 2). This cover is provided under a group insurance policy to a wide range of executives inside and outside Germany, and it would be inappropriate to distinguish between members of the Boards and other executives. Moreover, deductibles are not customary outside Germany.

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The stock option plans approved by the Annual General Meeting in 1999 and 2004 are not based on comparative parameters (Code section 4.2.3, paragraph 2, sentence 2). It would be impossible for EPCOS to objectively define a relative performance target based on a comparative index, because no index for the passive electronic components industry is available on the market. Furthermore, independent attempts to compile an industry index suitable for comparison would not work owing to the small number of listed competitors.

•	The Supervisory Board did not arrange for a possibility of limitation (cap) for extraordinary, unforeseen developments in connection with stock options granted to the Management Board to date (Code section 4.2.3, paragraph 2, sentence 4). These options derive from the stock option plan approved in 1999, which made no provision for such an arrangement. However, the stock option plan approved by the Annual General Meeting on February 11, 2004, expressly authorizes the Supervisory Board to introduce a cap corresponding to the Code recommendation. The Supervisory Board will make use of this authorization if stock options are issued to members of the Management Board in future.

Munich, December 2004

On behalf of the Management Board	On behalf of the Supervisory Board

Gerhard Pegam	Klaus Ziegler
President and Chief Executive Officer	Chairman